SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)


                      EDUCATIONAL VIDEO CONFERENCING, INC.
                      -------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                  28 1505 10-7
                                  -------------
                                 (CUSIP Number)

                                February 22, 1999
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

CUSIP No.  28 1505-10-7                                                     13G
           ------------

1.       Name of Reporting Person

                  B & H Investments Ltd.

         I.R.S. Identification No. of Above Person (entities only)

                           N/A

2.       Check the Appropriate Box if a Member of a Group       (a) |_|
                                                                (b) |X|

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Gibraltar

Number of Shares           5.   Sole Voting Power

 Beneficially                               (268,409)     (see Note A)

Owned by Each              6.   Shared Voting Power

Reporting Person                            N/A

     With                  7.   Sole Dispositive Power

                                            (268,409)     (see Note A)

                           8.   Shared Dispositive Power

                                            N/A

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            (268,409)    (see Note A)

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares |_|

11.      Percent of Class Represented by Amount in Row 9

                  (6.1%)

12.      Type of Reporting Person

                  CO

ITEM 1            (a)      NAME OF ISSUER

                           EDUCATIONAL VIDEO CONFERENCING, INC.


                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           35 East Grassy Sprain Road,
                           Suite 200
                           Yonkers, NY 10710.

ITEM 2            (a)      NAME OF PERSON FILING

                           B & H Investments Ltd.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE

                           50 Town Range
                           Suite 7B & 8B
                           Gibraltar

                  (c)      CITIZENSHIP

                           Gibraltar

                  (d)      TITLE OF CLASS OF SECURITIES

                           Common Stock, $.0001 par value

                  (e)      CUSIP NUMBER

                           28 1505-10-7

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  |_| Broker or dealer registered under section 15 of the Act

         (b)  |_| Bank as defined in section 3(a)(6) of the Act

         (c)  |_| Insurance company as defined in section 3(a)(19) of the Act

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

         (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

         (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4            OWNERSHIP

         (a)      Amount beneficially owned:

                  (268,409)  (see Note A)

         (b)      Percent of class:

                  (6.1%)

         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: (268,409)
                      (see Note A)

                  (ii) Shared power to vote or to direct the vote: N/A

                  (iii) Sole power to dispose or to direct the disposition of:
                        (268,409) (see Note A)

                  (iv) Shared power to dispose or to direct the disposition of:
                       N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10           CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      March 29, 2000
                                    -------------------
                                          (Date)

                                    B & H Investments Ltd            .
                                    ----------------------------------
                                    (Signature)

                                    By: James David Hassan

                                   Its  ______________________________

                                     NOTE A

Based on information provided by the Issuer, there are currently outstanding 4,347,243 shares of the Common Stock of the Issuer.

Reporting Person currently owns 221,864 shares of the Common Stock of the Issuer.

In addition, the Reporting Person holds the following Warrants ("the Warrants") to Purchase shares of Common Stock

         1) Five year Warrant to purchase 24,727 shares of Common Stock at an exercise price of $6,00 per share exercisable anytime from January 12, 1998 to January 11, 2003;

         2) Five year Warrant to purchase 21,818 shares of Common Stock at an exercise price of $6,00 per share exercisable anytime from February 27, 1998 to February 26, 2003;

If all the Warrants were fully exercised, the Reporting Person's total shares of Common Stock would be 268,409 shares (6.1%).

The Reporting person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.